Exhibit 4.16

Global Mentor Board (Beijing) Information Technology Co, Ltd.

and

Beijing Zhitong Zhenye Technology Co., Ltd.

and

Li Jiyou

Beijing Tax Star Technology Co., Ltd.

Of

Investment Agreement

April 11 , 2021

Content

i

This agreement is made and signed by the following parties in 2021 April 11 at Beijing :

(1)	Party A: Global Mentor Board (Beijing) Information Technology Co, Ltd.

Address: Room 350, 3rd Floor, East District, Building 6, Yard 1, Shangdi 10th Street, Haidian District, Beijing

(2)	Party B:

Shareholder 1: Beijing Zhitong Zhenye Technology Co., Ltd.

Shareholder 2: Li Jiyou

(3)	Party C: Beijing Tax Star Technology Co., Ltd.

Company address: Unit 203, 2nd Floor, Building 5, District 3, Hanwei International Plaza, Building 186, South Fourth Ring West Road, Fengtai District, Beijing

Legal representative: Li Jiyou

Given:

1	Party A is an enterprise established and existing under the laws of the People’s Republic of China. Global Global Mentor Board (Beijing) Information Technology Co, Ltd. is a national high-tech enterprises of information and technology, mainly in business of Internet information service, knowledge sharing service, enterprise ecological service, technology incubator, education and training service, investment and financing service, and industrial projects, etc. Founded by Hu Haiping, China’s top ten outstanding CEOs, executive vice president of Beijing Zhejiang Merchants Association, Glorious Zhejiang Merchants, and former CEO of Shanshan Group, it digitizes human wisdom through blockchain technology, so that the intangible wisdom can be evaluated, quantified, and available in platform trading. The goal of the company is to build the world’s leading intelligent trading platform. The company is US NASDAQ public listed with the stock ticker: SDH.

2	Party B is the shareholder of Party C, among which

Party B Shareholder 1 holds 95 % of Party C’s equity,

Party B Shareholder 2 holds 5 % of Party C’s equity;

3	Party C (Unified Social Credit Code: 911101083063849408 ) , the registered capital is RMB 10 million yuan, and the legal representative is : Li Jiyou . Its business scope is: online tax management system (hereinafter referred to as “Party C” or “Target Company”);

4	Based on the early investment communication and decision-making of Party A and Party B, Party A will directly invest in Party C.

All the parties have reached an agreement through friendly communication as follows:

Article 1 definition

1.1 Unless the context of this Agreement otherwise requires, the following words have the following meanings:

parties or parties to the agreement	Refers to the investor and target company and existing shareholders .
target company or company	Refers to Party C : Beijing Tax Star Technology Co., Ltd.
existing shareholders	the shareholders registered in the target company before this investment , namely Party B.
Party B	Party B 1 and Party B 2 refer to Beijing Zhitong Zhenye Technology Co., Ltd.and Li Jiyou , collectively referred to as Party B.
The actual controller	Li Jiyou
investor	Namely Party A : Global Mentor Board (Beijing) Information Technology Co, Ltd.
this agreement	means this Investment Agreement.
this investment	Refers to the parties to the agreement completing the equity investment in Party B in accordance with the terms of this agreement.
investment completed	the investor’s obligation to complete the investment of a total investment amount of RMB 416,670,000 in accordance with this agreement .
net profit	Refers to the operating net profit of Party C,which is a audited by an accounting firm approved by Party A..
entitlement	means any security interest, pledge, charge, lien (including but not limited to tax priority, rescission and subrogation), lease, license, indebtedness,priority,restrictive undertaking, condition or restriction of any kind, including but not limited to any restriction on use, voting, assignment, proceeds, or other exercise of any interest in ownership.
material adverse change	means any circumstance, change or effect concerning the business of the Company or the Company itself (including its controlled subsidiaries): such circumstance, change or effect alone or jointly with any other circumstance, change or effect of the Company: (a) on the business or the Company’s assets, liabilities (including, but not limited to, contingent liabilities), results of operations or financial condition that are or may be materially adversely affected, or (b) the Company’s ability to operate and conduct business in the manner in which it currently operates or conducts business have or may have serious adverse effects.
force majeure	Refers to events beyond the control of the parties to the agreement, unforeseeable, unavoidable or insurmountable, making the parties to this agreement partially or completely unable to perform this agreement. Such events include, but are not limited to, earthquakes, typhoons, floods, fires, wars, strikes, riots, government actions, changes in legal requirements or their application, or any other event that cannot be foreseen, avoided or controlled.
working day	Refers to the day other than Saturday, Sunday and statutory holidays stipulated by the government of the People’s Republic of China.
China	means the People’s Republic of China, and for the purpose of this Agreement, excludes Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan.
Yuan	Refers to the legal currency of the People’s Republic of China in RMB Yuan.

1.2 The headings of the terms of this Agreement are for convenience only and shall not affect the understanding of the terms of this Agreement.

1.3 “Party to the Agreement”, it means any of the parties to this Agreement .

Article 2 Preconditions for investment

2.1 The parties confirm that the payment of the investment price by Party A in accordance with this agreement is premised on the satisfaction of all the following conditions:

2.1.1 The representations, warranties and commitments of the parties to this agreement are true, accurate, complete and objective.

2.1.2 All parties agree to stipulate in the Articles of Association of Party C, in accordance with the terms of this agreement, including: investment plan terms, Party C governance terms, preemptive purchase, sale, liquidation, repurchase, Party C’s subsequent capital increase, etc.;

2.1.3 The annual performance numbers submitted by Party C in writing (2018, 2019 and 2020 ) are true and comprehensive , and the profit forecast is credible ;

2.1.4 All parties have agreed on the terms of this agreement and agreed to sign this agreement.

Article 3 Investment Plan

3.1 All parties confirm that the investment amount of Party A represents the post - investment valuation of Party C based on the forecast of future net profit , converted into RMB 200 million yuan ( ¥200000000 . 00 ) ( “post-investment valuation”), the valuation is based on the company’s profit forecast provided by Party B and Party C.

3.2 The registered capital of Party C is RMB (10 million) million yuan.

3.3 Party A valued Party C at a post-investment valuation of RMB 200 million ( ¥ 20000000.00 ) , and invest in Party C by RMB 8 million yuan (¥8000000.00 ) to obtain 4 % of the equity of Party C ’s company;

3.4 After the completion of this investment , the equity structure of Party C is shown in the table below:

Shareholder name	Registered capital (ten thousand yuan)	Equity ratio	Type of capital
Beijing Zhitong Zhenye Technology Co., Ltd.	950	91.2%	currency
Li Jiyou	50	4.8%	currency
Global Mentor Board (Beijing) Information Technology Co, Ltd.	41.667	4%	currency
total	1041.667	100%

3.5 All parties agree that Party A shall pay the first installment of investment of RMB 5 million to the account of Party C within 5 working days after the signing of the agreement, and the second installment of RMB 3 million within 15 working days after the signing of the agreement.

3.6 All parties agree that Party A ’s capital contribution obligations under this Agreement will be completed after Party A has paid the entire investment amount as agreed in Section 3.5 of this Agreement.

3.7 After Party A becomes a shareholder of the company, it shall enjoy all shareholder rights and assume corresponding shareholder obligations in accordance with the laws, this agreement and the Articles of Association of Party C.

3.8 If Party C is involved in the payable but unpaid taxes, registered capital , employee social insurance and housing provident fund debts before the completion of this investment (subject to the completion of the industrial and commercial registration change registration date) (except the debts that have been retrospectively adjusted ), it shall be borne by the existing shareholders of Party C.

Article 4 Change Registration Procedures

4.1 All parties agree that Party B and Party C shall be responsible for handling the procedures for Party C’s equity change.

4.2 Party B and Party C shall complete the corresponding industrial and commercial registration and change registration procedures in accordance with the provisions of this Agreement, within 3 months from the date when Party A pays the investment to Party C’s account. Party A shall actively cooperate about the procedures.

4.3 Party C shall bear all the expenses required for the registration or filing procedures for industrial and commercial change .

Article 5 Equity Transfer

5.1 Without the written consent of Party A, Party B 1 shall not transfer more than 10% of its equity in Party C, and Party C’s controlling shareholder and actual controller shall not be changed.

5.2 Before Party C completes IPO or acquisition sale, if Party C issues new shares or other investment vehicles with equity nature to a third party, except equity incentives for Party C’s own staff, the following preconditions shall be met, including but not limited to:

(1) The investment valuation of the third party shall not be lower than the price of Party A’s investment this time (except if all the parties of this agreement agree);

(2) The third party shall recognize and abide the contents described in this agreement;

(3) Party A shall have the pre-emptive right of subscription when the capital is increased;

(4) If the third party has more favorable terms than this investment agreement (hereinafter referred to as “more favorable terms”), Party A is entitled to enjoy the same more favorable terms.

Article 6 Corporate Governance

6.1 All parties agree and guarantee that after the completion of this investment, Party C will set up a board of directors with 5 members, of which 1 director shall be recommended by Party A. All parties agree to vote in favor of the above-mentioned person nominated by Party A to be the director of the company at the first shareholders’ meeting held after the completion of the equity change.

6.2 All parties agree and guarantee that when the above-mentioned director nominated by Party A resigns or is dismissed, Party A shall continue to recommend and nominate a successor. If the director’s qualifications meet the relevant laws and regulations, all parties shall guarantee to vote in favor of such persons as directors of Party C at the relevant shareholders’ meeting .

6.3 The Articles of Association of Party C shall include and reflect the following matters as follows:

If it is a resolution of the board of directors, the resolution must be approved by more than half of the directors of Party C;

If it is a resolution of the shareholders’ meeting, It must be approved by shareholders representing more than two-thirds (2/3) of the voting rights.

6.3.1 Any sale of Party C’s entire or transactions of substantially all assets including but not limited to: any merger, reorganization, sale of control, voluntary dissolution or liquidation, sale, change of company form, exclusive license of all or substantially all of Party C’s intellectual property rights to a third party, etc. ;

6.3.2 Mortgage the main operating assets of Party C and its controlled subsidiaries;

6.3.3 Increase or decrease the number of board of directors, the board of supervisors or any committee of the board of directors, and elect and replace directors and supervisors;

6.4 Party A enjoys the right to know and supervise the operation and management of Party C as a shareholder. Party A has the right to obtain Party C’s financial, management, operation, market or other information and materials. Party A has the right to make suggestions to the management of Party C and listen to the reports of the management of Party C on relevant matters. Party C shall provide Party A with the following materials and information on time:

6.4.1 Party C should provide its monthly and quarterly consolidated income statement and balance sheet to Party A, within 15 days from the last day of each month and within 30 days from the last day of the quarter. Party C should provide its semi-annual cash flow statement to Party A within 30 days from the end of each semi-annual;

6.4.2 Party C should provide its annual audit report to Party A within 120 days after the end of each fiscal year;

6.4.3 Party C should provide its annual business plan, annual budget and financial statements to Party A, within at least 15 days before the end of each fiscal year,;

6.4.4 Party B or Party C shall provide an opportunity for Party A and Party C to discuss and review relevant statements, reports, budgets and plans within 30 days after Party A receives the above statements or audit reports;

6.4.5 Party C should provide other statistical data, other financial and transaction information according to the content required by Party A, so that Party A can be properly informed of Party C’s information to protect its own interests. Whether to provide content involving commercial and core technical secrets is subject to consultation between the two parties.

Article 7 Non-compete

7.1 Without the written consent of Party A, Party B or Party C shall not independently establish or in any form (including but not limited to as shareholders, partners, directors, supervisors, managers, employees, agents, consultants, etc.) to join or with any other business entities that compete with the business of Party C.

7.2 Party B and Party C declare: As of the date of signing this agreement, Party B and Party C are not directly or indirectly controlled any other business entities that compete with the business of Party C. If any other business entities directly or indirectly controlled by Party B or Party C is engaged in business that constitutes or may constitute competition to Party C in the future, Party B and Party C promises to transfer or donate all such business to Party C within 30 working days from the date of discovery of such situation; if other methods are adopted, it must be approved by Party A in writing.

Article 8 Warranty and Commitment

The parties to this Agreement separately and not jointly represent, warrant and undertake as follows:

8.1 It is a legal representative duly established and validly existing in accordance with Chinese laws; or a citizen of the People’s Republic of China without dual nationality.

8.2 It has all and full rights and authorization to sign and perform this agreement, and has the capacity to sign this agreement in accordance with Chinese laws.

8.3 It warrants that all documents and materials it provides in connection with the signing of this Agreement are true, valid and complete.

8.4 The execution or performance of this Agreement shall not violate any material contract or agreement to which it is a party or binds itself or its related assets.

8.5 Its representative who signs this agreement has been fully authorized to sign this agreement according to a valid power of attorney or a valid legal representative certificate.

8.6 The representations, warranties and commitments made in this Agreement are true, correct and complete on the date this Agreement is signed, and remain true, correct and complete when and after this Agreement takes effect.

8.7 It warrants the full and proper performance of this Agreement in its entirety.

8.8 It warrants the confidentiality of the information contained in this Agreement, except for disclosures required by law or relevant regulatory bodies/authorities (as the case may be), and disclosures to intermediaries related to this Agreement.

Party B and Party C specifically undertake:

8.9 It has fully, detailed and timely disclosed to the relevant parties all the information and materials related to this investment that need to be known and mastered by all parties, and there are no major omissions, misleading and falsifications.

8.10 Party C’s signing, delivery and performance of this agreement will not violate the company’s Articles of Association, nor will it violate any contract, arrangement or understanding it has signed with a third party.

8.11 Except for the circumstances disclosed to Party A, as of the date of signing this Agreement, Party B and Party C have not had any major lawsuits or arbitrations with claims exceeding RMB 500,000, and have not received any lawsuits or applications in any form of notice for arbitration or administrative penalties.

Article 9 Share Repurchase

9.1 Choice of repurchase rights

After this round of investment, if Party C has any of the following major events, Party A has the right to request Party B to repurchase all the equity of Party C held by Party A, and the repurchase price is the principal of Party A’s investment:

9.1.1 Party C maliciously generates significant off-book sales revenue that Party A is not aware of;

9.1.2 Without the knowledge of Party A, the company transfers the company’s main operating property or business by means of merger, division, transfer, etc.;

9.1.3 The management or shareholders of Party C maliciously misappropriate company capital in violation of regulations;

9.1.4 Without the consent of Party A, the management or shareholders of Party C take advantage of their positions to seek business opportunities belonging to the company for themselves or others, or operate the same kind of business as Party C for themselves or for others;

9.1.5 Five years after the completion of the investment stipulated in this agreement, Party A has the right to request Party B to repurchase all the equity of Party C held by Party A ;

Article 10 Breach of Contract and Liability

10.1 After this agreement takes effect, all parties shall perform their obligations and agreements in a comprehensive, appropriate and timely manner in accordance with the provisions of this agreement and all annexes and schedules. The agreed terms shall constitute a breach of contract.

1 0 . 2 In the event of a breach of contract, the breaching party shall compensate the other parties for the losses caused by its breach of contract.

10.3 Failure to exercise or delay in exercising a right under this Agreement or the law does not constitute a waiver of that or other rights. The single or partial exercise of a right under this Agreement or the law does not prevent its further continued exercise of that or other rights.

Article 11 Modification, Cancellation and Termination of the Agreement

11.1 Any modification or change of this agreement shall be effected only after all parties to the agreement negotiate and sign a written agreement on the modification and change.

11.2 This Agreement shall be terminated in the following circumstances :

1 1 .2.1 Resolved by mutual agreement of all parties;

1 1 .2.2If either party breaches the contract and fails to make corrections within 10 working days from the date when the obeying party issues a written notice for correction, or there are two or more breaches in total, the obeying party has the right to unilaterally terminate this agreement; However, in this case, this agreement will only be terminated between the obeying party who proposes to terminate the agreement and the breaching party, while the other parties and the obeying party should still abide by and perform the relevant contents of this agreement;;

11.2.3 This agreement cannot be performed due to force majeure.

11.3 The party that proposes to rescind the agreement shall notify the other parties in writing, and the notice shall take effect when it reaches the other party .

11.4 After the termination of this agreement, the right of the obeying party to require the breaching party to pay compensation for losses will still be effective.

11.5 Neither party may assign its rights and obligations under this Agreement in whole and/or in part, unless all parties to this Agreement have reached consensus and reached a written agreement .

Article 12 Dispute Resolution

1 2 .1 The validity, interpretation and performance of this Agreement shall be governed by the laws of the People’s Republic of China.

1 2 .2 Any disputes arising from this agreement between the parties to this agreement shall be resolved through friendly negotiation first. If the negotiation fails, either party may submit the dispute to the court with jurisdiction in the place where the contract is signed ..

Article 13 Supplementary Provisions

13.1 Unless otherwise provided in this Agreement, each party shall pay its own costs and expenses related to the negotiation, drafting, execution and execution of this Agreement and the documents referred to in this Agreement. Party C shall bear the expenses related to the company’s investment verification, auditing, and industrial and commercial change registration .

1 3 .2 For matters not covered in this agreement, all parties may sign a supplementary document, which is an inseparable whole with this agreement and has the same legal effect as this agreement.

1 3 .3 This Agreement shall be established and become effective after all parties sign and seal it. This agreement is written in Chinese and is made in four copies . Each party holds one copy, and each copy has the same legal effect .

(There is no text below, it is the signature page of the Investment Agreement)

Party A : Global Mentor Board (Beijing) Information Technology Co, Ltd.

(Seal)

Legal representative or authorized signing representative:

Party B: Beijing Zhitong Zhenye Technology Co., Ltd.

( Seal )

(Signature) Li Jiyou

Party C: Beijing Tax Star Technology Co., Ltd.

(Seal)

Legal representative or authorized signing representative: